Exhibit 99.2
 Retail Pro International Acquisition Overview  Oct 30, 2023

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.  The information in this presentation is provided for convenience only. 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 Yair Nechmad   CEO and Co-Founder  Sagit Manor  CFO  Today’s Speakers

 Transaction Details  Enterprise Value of $36.5 million on a cash-free debt-free basis  Deferred revenue of $2 million to be treated as a reduction to the deferred portion of purchase price  Purchase for 100% of the company: (~$20M) in cash at closing and the remainder (determined based on financial performance) paid over 3 years in either cash or equity as determined by Nayax  Initial payment funded with committed bank financing  Financial Profile  Given the targeted closing of Q4 2023, there is no anticipated material impact on Nayax 2023 revenue or Adjusted EBITDA   FY 2022 for Retail Pro:  Adj. Revenue(1) of ~$14 million  Gross margin of ~80%   Adj. EBITDA(1) margin of 27%   Synergies  Opportunities to deliver both revenue and cost synergies  Immediately accretive to net income  Timing and Approval  Anticipated to close in Q4 2023, subject to customary closing conditions  No government approvals are expected to be needed  Both company’s Board of Directors have approved the transaction  Key Transaction Highlights  Retail Pro International   Adjusted for non-recurring marketing incentives and specific expense accruals. See reconciliation in the Appendix. Retail Pro’s 2022 financials are unaudited, but will be audited prior to closing. Management does not expect material changes from the financials presented.

 Strategic Highlights

 Combines Powerful Retail POS & Payments Platform for Global Commerce  Complementary and Powerful Combination  Larger Total Addressable  Market  Accelerates global expansion of Attended Retail  Vast distribution network of over 80+ partner resellers  Significant scale: 9,000+ Retail customers representing 56k+ stores with 150K+ licensed POS lanes in over 100 countries  Opportunities for revenue and cost synergies  Shared strategy and vision  Solid top line growth and strong profitability  High recurring revenues  Diverse revenue sources  Strategic Rationale  Combined solution using embedded payment answers wider retail market  Larger take rate with enhanced complimentary solution   Expansion opportunities across geographies and customer segmentation  Retail POS  Global,  Attractive Financial  Profile  Global,  Integrated Payments

Retail Pro International At-A-Glance

Retail Pro International

- Retail Pro has a 30+ year brand history as a global leader in retail Point of Sale ("POS") software that management believes is recognized world-wide as a market leader for its rich functionality, multi-national capabilities, and unparalleled flexibility.
- Retail Pro offers an innovative retail software solution to help retailers not only accept payments but also optimize business operations and transform their customer experience with deep insights from integrated data.

Integrated Retail Technology Platform

- Intuitive POS software, customizable for on-brand UI and supported by robust APIs
- Deep store management functionality including store operations, back office and inventory management
- Comprehensive integrated data analytics, and robust pricing and promotions
- One software solution to support all channels and devices

Successful Global Footprint

~$2.5Bn 2022 Annual Payments Processed	**100+** Countries	**9,000+** Customers
~31M 2022 Annual Transactions	**56K+** Stores	**150K+** Licensed POS Lanes

Extensive Partner Ecosystem

Retail Pro has built deep relationships with partners across the globe and a successful go-to-market strategy that enables their global footprint without sacrificing critical product localization standards.

80+ Channel Partners	**25+** Development Partners	**20+** Alliance Partners

Nayax 7

Retail Pro Full Product Suite For Every Retailer’s Needs  Single Point of Truth for Inventory, Operations, and Customers  Point of Sale  Store Operations  Merchandising  Inventory Management  Customer Management  Customer Loyalty  Customer Intelligence  Performance and KPI Reporting  Clienteling  International Compliance

 Data-Driven Operations  End-to-end visibility of data  Connected retail data  Real-time communications  Centralized control  Brands Optimize Customer Experiences and Operations With Retail Pro  Retail Pro Robust Retail Platform  End to End Integration  Hundreds of ready-made integrations and plugins  Ability to develop specific integrations and API connectivity  Premium Customer Experience  Deep customer history  Personalized marketing  Customized engagement  Integrated insights  Efficient Checkout  Customizable POS workflow  Flexible print and email receipts   Comprehensive sales, orders and returns  Advanced Store Management  Minimize stockouts and overstock  Automated replenishment  KPIs and flexible reporting  Purchasing, receiving and transfers  Connected System  Back-office applications  In-depth reporting and analytics  Complex promotions

 Combined Nayax and Retail Pro Go-To-Market Post Acquisition   Collaboration as a combined business will enhance and diversify RPI's offerings  Expending RPI’s distributors’ addressable market with Nayax’s different lines of product  Joint Offering for Retail Pro’s Global Partners  Easy to use, seamless solution for enterprise and SMBs.  VAS for retails including a marketing, loyalty and data platform.   Complete Solution for Retailer of all Sizes  Transforming Retail Pro's self-checkout expertise and comprehensive solution.  Formalizing an omnichannel experience with integrated payment options across all channels.  Enhancing the Product Offering   Expending to diverse verticals   A commitment to widening RPI market footprint  Providing a full solution for customers with multiple verticals such as hospitality, C-Store and more  Expansion into New Verticals  Offerings will be made available through the distribution channels of both collaborating parties.  Maximizing reach and accessibility.  Expanding Distribution Channels

 Transaction Aligns with Nayax’s Existing Growth Strategy  Strategy for Sustained Long-term Growth  Retain and grow with existing customers  Win new large enterprise and SME customers globally  Continue to innovate and develop new solutions  Continue to expand  internationally  Enter emerging, high-growth verticals  Pursue targeted and strategic M&A  Expands global customer base  Presence in new high-growth regions and verticals  Expands M&A scope

 Four Pillars of Nayax's M&A and Investment Strategy  Synergies from consolidation  Direct access to strategic customers  Regional efficiency  Accretive tuck-in technologies  Synergies from integration  Accelerating growth engines  Commercial growth  Guaranteed long-term contracts  Co-development  New regions / expansion within existing regions  New customer lists  Expansion of product reach  Built around profitable and strategic growth  Channels  Technology  Strategic Minority   Investment  Geography

 "One Nayax" Strategy  Accelerates Execution of Growth Strategy  "One Nayax”  Embedded payment solution   Embedded payment solution   Embedded financing solution  Embedded payment solution   Converting loyalty assets to currency   Embedded payment solution   Omni channel marketing platform  New  Innovative platform for Family Entertainment Centers and amusement  Attended Retail  Electric vehicle platform

 Financial Overview

 Supports Nayax’s Financial Profile  Retail Pro adds a diverse technology provider with attractive growth, profitability and cash flow generation at scale  License to full-product suite  “Long-Term Stickiness”  Expertise on critical project implementation to optimize performance and efficiency  Subscription for new features, software maintenance, updates and support  72%  Recurring Revenue  Transaction volume in partnership with US payment processor  Professional  Services and other  $1,409  Multiple Layers of Value Creation  Retail Pro Stand-Alone FY22 Revenue  Total Adj. Revenue(1)  $14,041  License  $2,553  Subscription  $7,870  Processing Revenue  $2,209  (1) Adjusted to exclude non-recurring marketing incentives. See reconciliation in the Appendix. Retail Pro’s 2022 financials are unaudited, but will be audited prior to closing. Management does not expect material changes from the financials presented.

 Revenue Mix (2)  (1) Geographies are based on unaudited FY 2022 billings. Retail Pro’s customers are split between apparel, accessories, footwear, cosmetics, sportswear, and misc.   (2) Derived from page 15 adjusted revenues. Adjusted to exclude non-recurring marketing incentives. See reconciliation in the Appendix. Retail Pro’s 2022 financials are unaudited, but will be audited prior to closing. Management does not expect material changes from the financials presented. Subscription includes revenue derived from software maintenance, updates and support services. Professional services and other revenue are mainly fees generated for performing value-added services, including consulting, training and implementation projects. Processing revenue is derived from an existing revenue share agreement with a US payment processor.  Retail Pro Stand-Alone Fiscal Year 2022  Diverse Business and Revenue Mix  Geographies (1)  Africa & Middle East  Europe  US & Canada  Latin America  License  Professional Services and Other  Subscription  Processing Revenue

 Appendix

 GAAP to Non-GAAP  The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.  Retail Pro Stand-Alone Financials   (U.S. dollars in thousands)  FY 2022  Reported Revenue  14,656  Non-Recurring Marketing Incentive  (615)  Adjusted Revenue  14,041  Reported EBITDA   4,269  Non-Recurring Marketing Incentive  (615)  Expense Accrual Adjustment  116  Adjusted EBITDA  3,770  (1) Reconciliation based on US-GAAP. Management does not believe that conversion from US-GAAP to IFRS will result in material differences. Retail Pro’s 2022 financials are unaudited, but will be audited prior to closing. Management does not expect material changes from the financials presented.

 Thank you!  IR Contact:  Virginea Stuart Gibson  VP, Investor Relations  virgineas@nayax.com  Website:  ir@nayax.com